[The article below appears on the News page of https://teamster.org.]

Teamsters: Demand Lobbying Disclosures & Accountability at UPS

April 15, 2016

UPS does not disclose to shareholders its lobbying expenditures or rationale for contributing to groups such as the American Legislative Exchange Council (ALEC) and the U.S. Chamber of Commerce. These groups aggressively undermine legislative priorities of UPS and UPS Teamsters such as addressing climate change; ensuring workplace safety and protecting workers’ rights. It’s time UPS stop wasting resources on legislative efforts that undermine the long-term interests of the company, its stakeholders and its shareholders, many of whom are UPS employees or retirees.

If you are a UPS shareholder, you have an opportunity to demand lobbying disclosures and accountability at UPS by voting FOR Proposal #3 on the proxy ballot--a shareholder proposal co-sponsored by the Teamsters which demands transparent reporting of all lobbying activity and related expenditures. All votes must be cast prior to or at the company’s annual meeting, May 5, 2016.

Vote Today! Here's how:
By Internet. Go to www.proxyvote.com to vote on-line. Available 24 hours/day until 11:59 p.m. Eastern Time on May 4, 2016.
By Smartphone or Tablet. Scan the QR code in your proxy materials to vote by smartphone or tablet any time up to 11:59 Eastern Time on May 4, 2016.
By Telephone. Call 1-800-690-6903. Available 24 hours/day until 11:59 p.m. Eastern Time on May 4, 2016.
By Mail. If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

  If you hold class B shares through a bank or broker, please refer to your voting instructions form, Notice or other information forwarded to you by your bank or broker to see which voting options are available to you.
  If you hold class A shares (which provide 10 votes per share) in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares over the Internet, by telephone, by mail, or in person at the Annual Meeting as if you were a registered shareowner.

Shine a Light on UPS’s Secret Lobbying Efforts

VOTE FOR # 3 on the UPS Proxy

Questions? Contact Carin Zelenko, Director, IBT Capital Strategies Department at 202-624-8100 or by email at czelenko@teamster.org.

This is not a proxy solicitation. Do NOT send your proxy to the International Brotherhood of Teamsters.